February 21, 2008

Mail Stop 4563

By U.S. Mail and facsimile to (612)667-6082

John G. Stumpf
Chief Executive Officer
Wells Fargo & Co.
420 Montgomery Street
San Francisco, CA 94163

> **Re:** **Wells Fargo & Co.**
> **Definitive 14A**
> **Filed March 16, 2007**
> **File No. 01-2979**

Dear Mr. Stumpf:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3419.

Sincerely,

Christian Windsor
Special Counsel